UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE



Mail Stop 03-08

July 6, 2005

Paul A. Criscillis, Jr.
Chief Financial Officer
National Vision, Inc.
296 Grayson Highway
Lawrenceville, Georgia  30045

	Re: 	National Vision, Inc.
		Form 10-K for the Fiscal Year Ended January 1, 2005 Form 10-Q for the Fiscal Quarter Ended April 2, 2005 File No. 1-16635

Dear Mr. Criscillis:

	We have reviewed the responses in your letter filed on June
24,
2005 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Results of Operations, page 17

1. We have read the response to comment (1) of our letter dated
June
10, 2005. Based on the information you provided and the criteria for operating segments in paragraph 10 of FAS 131, it appears that you have four operating segments - (1) Retail vision centers operated in
Wal-Mart stores located in the United States, (2) Retail vision centers operated in Fred Meyer stores in the United States, (3) Retail vision centers operated on U.S. military bases in the United
States, and (4) Retail vision centers operated in freestanding locations in the United States - aggregated into one reportable segment - Retail vision centers located in the United States. In future filings, please disclose that operating segments have been aggregated in accordance with paragraph 26 of FAS 131.a. In addition, in future filings please provide the disclosure requirements in paragraphs 25-33 for each period for which an income statement is presented.

Liquidity and Capital Resources, page 24

2. Please confirm that you will provide all of the disclosures required by Item 10(e) of Regulation S-K for your non-GAAP presentations of Adjusted EBITDA. In this regard, identify each component in your reconciliation of your non-GAAP measure to net earnings (loss) including, but not limited to, discounts earned for early payment of trade invoices and amounts paid for bank fees netted with interest income.

Intangible Value of Contractual Rights, F-9

3. We have read the response to comments (8) and (9) of our letter dated June 10, 2005. It is not apparent from the notes to the financial statements or MD&A that the intangible value of contractual rights under the master license agreement with Wal-Mart was determined with the knowledge that individual store leases would begin to expire in the fiscal year ended December 28, 2002, and that fact was comprehended in the determination of the recorded value of the intangible asset as you assert in your response. Expand your disclosures in future filings to include the following:
* Indicate how you measured the fair value of the master license agreement with Wal-Mart upon emergence from bankruptcy in 2001;
* Discuss how you determined the amortization period and why you adopted the straight-line amortization period for the master license agreement;
* Disclose how you test for impairment of the master license agreement intangible asset after it was recorded; and
* Denote how you determined the remaining useful life of the intangible asset.
We note that much of the information we are requesting was included in your response to comment (9) of our letter dated June 10, 2005. Include this information in future filings as well. Please show us what your disclosure will look like revised.

4. We note that anticipated supercenter conversion lease terms were included in the valuation of the company`s future cash flows in determining the amount of the initial fair value of the master lease agreement. Please tell us if the supercenter conversions to date are consistent with the supercenter conversions assumed in the valuation of the intangible asset when the company emerged from bankruptcy in
May 2001.

*	*	*	*

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Mr. Paul A. Criscillis, Jr.
National Vision, Inc.
June 10, 2005
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